Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Micheal Roche	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech to Initiate CGM Market Study in India in
Furtherance of Intended Collaboration with Bayer

DUBLIN, Ireland (September 18, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today provided an update on its development and global launch plans for its next generation Continuous Glucose Monitoring (“CGM”) technology.  CGMs are small patch-like wearable medical devices that use biosensor wires under the skin to measure glucose in real-time. These devices are increasingly popular in diabetes management and health monitoring.

As previously announced, Trinity Biotech has entered into a non-binding Letter of Intent with Bayer for the launch of a CGM device in China and India.  As part of this, Trinity Biotech is launching an in-country study of the India market for CGMs.  In this study, Trinity Biotech will gather feedback from people who have been diagnosed with diabetes and healthcare professionals.  The insights from this study will support the refinement of the design of Trinity Biotech’s next generation CGM solution to optimise it for an intended launch in the Indian market.

India faces a significant public health challenge with over 100 million people living with diabetes and a rise in both Type 1 and Type 2 diabetes. To date, CGM use in India is not widespread, but has been trending higher recently with increasing awareness about self-care. With a low cost of care offering, Trinity Biotech intends to increase access to CGM technology across India, providing an innovative and affordable path to high quality healthcare.

David Ouston, Biosensor Marketing Director of Trinity Biotech, said, “We’ve made significant progress in the development of our next generation CGM, with an innovative reimagining of our modular design that enhances user experience while continuing to reduce cost and waste. To inform the continued refinement and optimization of our next generation technology, we’re eager to gather more insights on CGM utilization and the patient experience in India.  We are excited to explore collaboration with Bayer on this important journey.”

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

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